March 27, 2019

Michel Atlidakis
Principal Financial and Accounting Officer
The Diamond Cartel, Inc.
1586 Noah Bend
London, Ontario, Canada N6G 0T2

       Re: The Diamond Cartel, Inc.
           Form 10-Q for Fiscal Quarter Ended October 31, 2018
           Filed December 21, 2018
           File No. 333-215884

Dear Mr. Atlidakis:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the interim period ended October 31, 2018

Item 1: Financial Statements, page 3

1. We note the PCAOB registration for your accountants Paritz and Company, P.A. was withdrawn on December 18, 2018. The interim financial statements included in the Form
      10-Q filed subsequent to this date are required to be reviewed by an independent public accountant registered with the PCAOB. Please advise whether the financial statements included in your Form 10-Q's filed subsequent to the noted date were reviewed by an independent public accountant registered with the PCAOB.

      Additionally, please file an Item 4.01, Form 8-K to disclose your change in accountants.
      In your response, tell us the effective date the new registered independent public accountant was engaged.


       In closing, we remind you that the company and its management are responsible for the
 Michel Atlidakis
The Diamond Cartel, Inc.
March 27, 2019
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameMichel Atlidakis                        Sincerely,
Comapany NameThe Diamond Cartel, Inc.
                                                          Division of
Corporation Finance
March 27, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName